

March 7, 2012

Via E-mail
Garrison J. Hasara, CPA
Acting Chief Financial Officer; Controller
(Principal Financial Officer and Principal
Accounting Officer)
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Ave., Suite 350
Tampa, FL 33606

> **Re: Accentia Biopharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 19, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 000-51383**

Dear Mr. Hasara:

    We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements
Condensed Consolidated Statements of Operations, page 4

1. Please tell us why the gain on sale of assets was not included within (loss) income from discontinued operations in accordance with ASC 205-20-45-3.

Notes to Condensed Consolidated Financial Statements
3. Liquidity and management's plans
Analytica Asset Purchase Agreement

2. Please tell us why you included the $1.5 million earnout payment in your gain calculation for the sale of Analytica's assets. We note that the earnout is based on a formula involving the aggregate gross revenue of Newcorp from December 15, 2011 through March 31, 2012, which is a future period. Refer to ASC 450-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant